Filed by Exelon Corporation

Reg. No. 333-155278

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: NRG Energy, Inc.

Contact:	Exelon Communications 312-394-7417	FOR IMMEDIATE RELEASE

Exelon Makes Federal Energy Regulatory Commission and Hart-Scott-Rodino Approval Filings for Proposed Acquisition of NRG

CHICAGO (Dec. 18, 2008) — Exelon Corporation (NYSE:EXC) announced today it has filed an application with the Federal Energy Regulatory Commission (FERC) for approval of Exelon’s proposed combination with NRG Energy, Inc., as required by Section 203 of the Federal Power Act. Exelon has also filed notification with the U.S. Department of Justice and the Federal Trade Commission of its intention to acquire NRG, in compliance with the premerger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Our regulatory filings represent an important step in realizing the value of an Exelon-NRG combination, and we will continue to work diligently toward achieving all regulatory approvals and expeditiously consummating the transaction,” said Christopher M. Crane, Exelon president and COO.

Exelon previously disclosed that a combined Exelon-NRG would need to divest some generating capacity in Texas and PJM East to protect and enhance competitive markets and mitigate any potential market concentration. As part of its FERC filing, Exelon has proposed to divest its three facilities in Texas – Mountain Creek, Handley and LaPorte – totaling approximately 2,400 MW of capacity, and to transfer to a third party Exelon’s power purchase agreements in Texas totaling approximately 1,200 MW of capacity. In addition, the combined company would divest approximately 1,000 MW in the PJM East market, specifically the Indian River, Vienna and Dover plants currently owned by NRG. Exelon does not believe there are any other generation overlap issues related to the proposed combination.

The proposed divestitures are contingent on the completion of the proposed acquisition of NRG, and would not take place immediately. In both markets, the plants would continue to operate and employees would remain at work. Divestiture would mean a change in ownership, not the closing of plants.

“In addition to providing a compelling value creation opportunity for both NRG and Exelon investors, we believe our proposal meaningfully addresses and easily satisfies all pertinent regulatory requirements,” said Elizabeth A. Moler, executive vice president of Exelon. “The Mountain Creek, Handley and LaPorte facilities are natural gas-fired electricity generation plants that fulfill important energy needs in the Texas market. These are attractive assets and will continue to supply the Texas market well into the future. Likewise, we are confident that we can divest the combined company’s assets in the PJM East market with little disruption to the facilities or employees in those locations.”

A copy of Exelon’s complete FERC filing will be available at www.exeloncorp.com.

About the Proposed Transaction

On Oct. 19, 2008, Exelon sent a letter to NRG’s board and management in which it proposed to acquire all outstanding shares of NRG common stock at a fixed exchange ratio of 0.485 Exelon shares for each NRG share, which represented a 37 percent premium to NRG’s closing price on Oct. 17, 2008, which was the last trading price prior to the public disclosure of the Exelon offer. Following rejection of the proposal by NRG’s board and management, Exelon brought its offer directly to the NRG shareholders on Nov. 12, 2008, in an exchange offer that is set to expire at 5 p.m. Eastern Time on Jan. 6, 2009, unless extended.

Important Additional Information

This communication relates, in part, to the offer (the “Offer”) by Exelon Corporation (“Exelon”) through its direct wholly owned subsidiary, Exelon Xchange Corporation (“Xchange”), to exchange each issued and outstanding share of common stock (the “NRG shares”) of NRG Energy, Inc. (“NRG”) for 0.485 of a share of Exelon common stock. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, NRG shares, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (Reg. No. 333-155278) (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) filed by Exelon and Xchange with the Securities and Exchange Commission (the “SEC”) on November 12, 2008. The Offer is made only through the Exchange Offer Documents. Investors and security holders are urged to read these documents and other relevant materials as they become available, because they will contain important information.

Exelon and Xchange expect to file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with the solicitation of proxies (the “NRG Meeting Proxy Statement”) for the 2009 annual meeting of NRG stockholders (the “NRG Meeting”). Exelon will also file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with its solicitation of proxies for a meeting of Exelon shareholders (the “Exelon Meeting”) to be called in order to approve the issuance of shares of Exelon common stock pursuant to the Offer (the “Exelon Meeting Proxy Statement”). Investors and security holders are urged to read the NRG Meeting Proxy Statement and the Exelon Meeting Proxy Statement and other relevant materials as they become available, because they will contain important information.

Investors and security holders can obtain copies of the materials described above (and all other related documents filed with the SEC) at no charge on the SEC’s website: www.sec.gov. Copies can also be obtained at no charge by directing a request for such materials to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, toll free at 1-877-750-9501. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, Xchange or NRG with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Exelon, Xchange and the individuals to be nominated by Exelon for election to NRG’s Board of Directors will be participants in the solicitation of proxies from NRG stockholders for the NRG Meeting or any adjournment or postponement thereof. Exelon and Xchange will be participants in the solicitation of proxies from Exelon shareholders for the Exelon Meeting or any adjournment or postponement thereof. In addition, certain directors and executive officers of Exelon and Xchange may solicit proxies for the Exelon Meeting and the NRG Meeting. Information about Exelon and Exelon’s directors and executive officers is available in Exelon’s proxy statement, dated March 20, 2008, filed with the SEC in connection with Exelon’s 2008 annual meeting of shareholders. Information about Xchange and Xchange’s directors and executive officers is available in Schedule II to the Prospectus/Offer to Exchange. Information about any other participants will be included in the NRG Meeting Proxy Statement or the Exelon Meeting Proxy Statement, as applicable.

Forward Looking Statements

This communication includes forward-looking statements including, for example, statements regarding benefits of the proposed merger, integration plans and expected synergies. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. The factors that could cause actual results to differ materially from these forward-looking statements include Exelon’s ability to achieve the synergies contemplated by the proposed transaction, Exelon’s ability to promptly and effectively integrate the businesses of NRG and Exelon, and the timing to consummate the proposed transaction and obtain required regulatory approvals as well as those discussed in (1) Exelon’s preliminary prospectus/offer to exchange that is contained in the Registration Statement on Form S-4, Reg. No. 333-155278, that Exelon has filed with the SEC in connection with the offer; (2) Exelon’s 2007 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 19; (3) Exelon’s Third Quarter 2008 Quarterly Report on Form 10-Q in (a) Part II, Other Information, ITEM 1A. Risk Factors and (b) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (4) other factors discussed in Exelon’s filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this communication. Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication, except as required by law.

Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.

All information in this communication concerning NRG, including its business, operations, and financial results, was obtained from public sources. While Exelon has no knowledge that any such information is inaccurate or incomplete, Exelon has not had the opportunity to verify any of that information.

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Exelon Corporation is one of the nation’s largest electric utilities with nearly $19 billion in annual revenues. The company has one of the industry’s largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon distributes electricity to approximately 5.4 million customers in northern Illinois and Pennsylvania and natural gas to 480,000 customers in the Philadelphia area. Exelon is headquartered in Chicago and trades on the NYSE under the ticker EXC.

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